[Fredrikson & Byron Letterhead]
Fredrikson & Byron, P.A.
200 South Sixth Street, Suite 4000
Minneapolis, MN 55402
www.fredlaw.com
Direct: (612) 492-7067
Main: (612) 492-7000
Fax: (612) 492-7077
Email: rranum@fredlaw.com
July 8, 2010
VIA EDGAR AND FEDEX
Mr. Ruairi Regan
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re: Kips Bay Medical, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed June 11, 2010
File No. 333-165940
Dear Mr. Regan:
On behalf of Kips Bay Medical, Inc. (the “Company”), we are responding to your comment letter, dated June 24, 2010, to Mr. Manny Villafaña, Chairman and Chief Executive Officer of the Company, regarding the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “SEC”) on June 11, 2010 (the “Amendment No. 2”). A responsive Pre-Effective Amendment No. 3 to the Form S-1 (the “Amendment No. 3”) has been filed concurrently herewith via EDGAR. We have also provided you and the other SEC Staff members listed at the end of this response letter with courtesy marked copies of Amendment No. 3 showing changes to the Amendment No. 2 to assist in your review. For your convenience, we have repeated and numbered the comments from your letter in boldface print. The Company’s responses are provided below each comment.
Our Solutions, page 3
1.	We note your response to prior comment 4 and reissue. Your revised disclosure appears to identify a risk that you deem immaterial. If the risk is immaterial, please tell us why you have listed it as one of the two disadvantages you highlight in your summary. Revise this section to identify and briefly discuss the most significant risks to your offering.

Response: The Company has revised the Form S-1 in response to the Staff’s comment and our subsequent conversations. Please see pages 1 to 4 of Amendment No. 3.
Risk Factors, page 7
2.	Refer to prior comment 5. It remains unclear how you determined that you need not file the investigator agreements or the clinical trial agreements as exhibits. Please provide us supplementally with copies of these agreements.

Response:

The Company respectfully submits that its Investigator Agreements and Clinical Trial Agreements are of the type that ordinarily accompany the Company’s business, as the Company’s business to date has been primarily the development and initial clinical trials of its eSVS MESH. As provided in Item 601(b)(10)(ii)(B), a contract that ordinarily accompanies the kind of business conducted by a registrant need not be filed unless it is a “contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.” The Company notes that the Investigator Agreements and Clinical Trial Agreements do not fall within the categories provided in Item 601(b)(10)(ii)(A), (C) or (D), and that the Investigator Agreements and Clinical Trial Agreements are not of the nature of any of the examples provided in 601(b)(10)(ii)(B).

The Company respectfully submits that a determination of whether a registrant’s business is substantially dependent upon a particular contract is a matter of judgment depending upon facts and circumstances, and must be evaluated in terms of the impact on the registrant’s business. As noted previously, the Company recognizes that it is highly dependent on the totality of the clinical investigators and sites relating to the clinical trials, but the Company is not substantially dependent upon any individual Investigator Agreement or Clinical Trial Agreement since with each trial there are multiple Investigator Agreements and/or Clinical Trial Agreements, as well as several other agreements relating to the trial.

With respect to the Investigator Agreements, the Company notes that each Investigator and Co-Investigator Agreement into which it has entered for the upcoming U.S. trial is with an individual doctor and that the six hospitals serving as clinical trial sites are not parties to these agreements. While the individual doctors who are parties to these agreements practice at these hospitals, each agreement with a doctor is separate and provides for rights and obligations that are distinct from the rights and obligations of the other doctors serving as investigators or co-investigators for the U.S. trial. In addition, the hospitals are not subject to any rights or obligations under these agreements. Accordingly, the Company’s business is not substantially dependent upon any of the 26 separate Investigator and Co-Investigator Agreements for the U.S. trial. There were no Investigator Agreements or Co-Investigator Agreements entered into in conjunction with the international trial.

With respect to the Clinical Trial Agreements, there were seven separate Clinical Trial Agreements entered into in conjunction with the international trial, and the Company was not substantially dependent on any single site with respect to the international trial. The international trial is near completion, with only a small number of final patient follow-up examinations to be completed. Accordingly, the Company’s business was not and is not substantially dependent upon any of the several separate Clinical Trial Agreements relating to the Company’s international trial.

The Company believes that the same analysis with respect to multiple trial-related agreements applies to the U.S. trial. As there will be several Clinical Trial Agreements and other agreements relating to this trial, there is no individual U.S. trial-related agreement upon which the Company’s business is, or will be, substantially dependent. Furthermore, the Clinical Trial Agreements for the U.S. trial have not yet been executed, so there are no agreements to be filed even if these agreements were material contracts or otherwise contracts upon which the Company’s business is substantially dependent.

Based upon the foregoing, the Company respectfully submits that it is not substantially dependent upon any of these agreements for purposes of Item 601(b)(10)(ii)(B) and, therefore, the Company believes that it is not required to file any such agreements.

We are separately submitting with the hard copy of this response letter as supplemental information, pursuant to Rule 418 of the Securities Act of 1933, Appendix A to this response letter with sample copies of an Investigator Agreement, a Co-Investigator Agreement, and a Clinical Trial Agreement. These sample agreements have substantially similar terms to the other similar agreements. Pursuant to Rule 418, the

Company hereby requests that the Staff return the sample agreements to the undersigned in the self-addressed package provided supplementally after completing its review. In the event the Staff determines not to return the sample agreements, the Company hereby specifically requests, pursuant to 17 C.F.R. § 200.83, confidential treatment of the sample agreements under the Freedom of Information Act.
Research and Development Expenses, page 29
3.	Please revise the final paragraph of this section to explain the phrase “proof of concept.”

Response: The Company has revised the Form S-1 to replace the phrase “proof of concept” with the term “evaluate.” Please see pages 30 and 45 of Amendment No. 3.
Royalty payments, page 41
4.	We note your response to prior comment 10 and the additional disclosure on page 41. Please address the uncertainty regarding the circumstances under which the intellectual property rights may revert to Medtronic in your intellectual property risk factor disclosure.

Response: The Company has revised the Form S-1 in response to the Staff’s comment. Please see page 15 of Amendment No. 3.

5.	We note that use the terms “complete and “conduct” in your revisions in response to prior comment 12. Revise to clarify that “conduct” means “complete” or clarify the different meanings of these terms for purposes of your disclosure.

Response: The Company has revised the Form S-1 in response to the Staff’s comment. Please see page 51 of Amendment No. 3.
Intellectual Property, page 52
6.	We note your response to prior comment 14. With regard to the disclosure that you have added at page 3 of the prospectus, please revise to relocate this disclosure to the first page of the prospectus. In addition, please cross-reference to your disclosure under Intellectual Property on page 52. Alternatively, please tell us why revisions to make the disclosure more prominent are not necessary.

Response: The Company has revised the Form S-1 in response to the Staff’s comment and our subsequent conversations. Please see pages 1, 3 and 4 of Amendment No. 3. Please also see the Company’s response to comment number 7.

The Company acknowledges the Staff’s request to provide a cross reference to the section titled “Intellectual Property”; however, the Company respectfully submits that the use of such cross references in the offering summary section has been historically used very sparingly by registrants and appears only to be used when a more fulsome discussion of a matter of significant relevance cannot be adequately summarized in the offering summary section. The Company respectfully submits that it has prominently disclosed that it has no issued patents on page 1 of the offering summary and has a separately titled discussion on page 3 of the offering summary discussing its intellectual property position and attendant risks.

7.	Refer to the eighth sentence of the third paragraph of this section. Please revise to disclose the reasons for your optimism that you will overcome the patent rejections.

Response: The Company has revised the Form S-1 to state the nature of the Company’s pending patent claims on page 52 of Amendment No. 3. As disclosed on pages 52 and 53 of Amendment No. 3, the patent prosecution process is a governmental administrative process of indeterminate time frames involving complex legal issues. The Company respectfully submits that a detailed discussion of the Company’s arguments in favor of its pending patent applications and a corresponding discussion of the U.S. Patent and Trademark Office (USPTO) examiner’s position would not provide meaningful disclosure to investors or enable investors to form a conclusion with respect to such a complex legal proceeding as patent prosecution. The Company believes that by disclosing on pages 52 and 53 the nature of the Company’s pending patent claims and that such claims have been initially rejected by the USPTO and the risks attendant with such rejections, notwithstanding the Company’s beliefs regarding the patentability of its eSVS MESH, that investors are fully informed as to the risks associated with the Company’s intellectual property position.

The Company supplementally advises the Staff that the USPTO examiner has cited two prior art references, the first of which is an inflexible stent graft deployed within an artery or vein and the second of which is a compliant natural tissue graft made from intestinal segments for replacement of arterial sections. The Company believes that neither of the prior art references, whether considered alone or in combination with one another, describes the resilient external support nature of the eSVS MESH and that the Company has a sound basis for its arguments in support of the patentability of the Company’s pending claims that it believes is sufficient to overcome the examiner’s rejections.

8.	Refer to the final sentence of the third paragraph of this section. Please discuss the likelihood that you would be able to purchase or replicate some or all of the competitive advantages you believe that you derive from your eSVS.

Response: The Company has revised the Form S-1 in response to the Staff’s comment. Please see page 53 of Amendment No. 3.

Competition, page 54
9.	While we note your response to prior comment 18, it still appears that the fail rate of CABG is a competitive feature. As you indicate in the final sentence of your supplemental response, it is a factor that relates to the selection of your product over other competing products. If you believe that fail rate is one of a variety of factors considered by physicians, please revise to disclose your belief and state whether you believe the fail rate of CABG and eSVS are positive or negative factors.

Response: The Company has revised the Form S-1 in response to the Staff’s comment. Please see page 54 of Amendment No. 3.
United States, page 64
10.	Please revise to include the information contained in the second paragraph of your response to prior comment 20.

Response: The Company has revised the Form S-1 in response to the Staff’s comment. Please see page 65 of Amendment No. 3.
Exhibits
11.	Refer to comment 60 in our letter dated May 5, 2010. On the basis of your undertaking in response to that comment, please tell us why you have filed the form of indemnification agreement. Also, with a view to disclosure, please tell us when you expect to enter into indemnification agreements with each of Arch Smith, Robert Munzenrider and Robert Sheehy given your disclosure on page 68 that they will not become directors until the closing of the offering.

Response: Pursuant to our subsequent conversations, the Company has retained the reference to the form of indemnification agreement in the exhibit lists to the Form S-1. The Company expects to enter into the indemnification agreements with Messrs. Smith, Munzenrider and Sheehy prior to the effectiveness of the Form S-1 and will file them as exhibits to a pre-effective amendment to the Form S-1.
We believe that this response letter, together with Amendment No. 3 filed concurrently herewith, address the comments set forth in your letter. If we can be of any assistance to the Staff in explaining these responses or the changes in the Amendment No. 3, please let us know. After you have had an opportunity to review the above responses to your comments and Amendment No. 3, please call me at (612) 492-7067 to discuss any additional questions or comments you might have.
Very truly yours,
/s/ Robert K. Ranum
Robert K. Ranum
cc: Manny Villafaña
Scott Kellen
Michael P. Winegar
Frank F. Rahmani , Esq.
John T. McKenna, Esq.
Julie Sherman, Staff Accountant, SEC
Jeffrey Jaramillo, Accounting Branch Chief, SEC
Daniel Morris, Special Counsel, SEC

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